f4tie091007cnt991.txt

Exhibit 99.1

Description of Transaction

Pursuant to a Stock Exchange Agreement effective October 7, 2009 between Valhi Holding Company ("VHC") and U.S. Bank National Association, as successor trustee to the Contran Amended and Restated Deferred Compensation Trust (the "CDCT"), the CDCT exchanged 444,515 shares that it owned of the common stock of the issuer for 366,847 shares that VHC owned of the common stock of Valhi, Inc. ("Valhi").  The number of shares exchanged was a function of the closing prices per share on October 6, 2009 of Valhi common stock and the issuer's common stock, which prices were $11.79 and $9.73, respectively.  VHC also paid the CDCT $4.83 (based on such Valhi closing price per share) in lieu of a fractional share that was not delivered to the CDCT.